Thomas S. Harman

Partner

+1.202.373.6725

thomas.harman@morganlewis.com

April 1, 2024

VIA EDGAR

Mr. John Kernan, Esq.

Division of Investment Management, Disclosure Review & Accounting Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Closed-End Funds – Sarbanes Oxley Review

Dear Mr. Kernan:

This letter addresses the comments you provided in a telephone discussion on February 14, 2024, regarding reviews performed by the staff of the U.S. Securities and Exchange Commission (the “SEC Staff”) of certain regulatory filings made by our clients, the Nuveen closed-end registered investment companies listed on Appendix A, attached hereto (each, a “Fund” or “Registrant” and, collectively, the “Funds” or “Registrants”), each of which is advised by Nuveen Fund Advisors, LLC (the “Adviser”). Each comment is shown below followed by management’s response.

1.

Comment: In response to Item B.20 of Form N-CEN, filed for the period ended July 31, 2023, the Nuveen Floating Rate Income Fund (”JFR”) reported a material change in method of valuation impacting CMBS, CMOs and CLOs. In correspondence, please explain the nature of the changes, the reasons for making them and the omission of disclosure of the same pursuant to ASC 820-10-50-2.

Response: As part of an initiative to implement a single valuation policy for both the Nuveen and TIAA-CREF Fund complexes (collectively, the “Complexes”), the Adviser reviewed the pricing conventions used by asset class given that different valuation techniques had been used historically for certain asset classes within the Complexes.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
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Mr. John Kernan, Esq. April 1, 2024 Page 2

The Adviser determined that mid pricing was more consistent with historical transaction prices, reflected a more precise measure of estimate and was more representative of fair value for CMBS, CMOs and CLOs. Accordingly, effective September 1, 2022, the Adviser determined to change from a bid to mid pricing convention for CMBS, CMOs and CLOs. This change was applied prospectively consistent with accounting guidance under ASC 820-10-35-25 and ASC 820-10-35-26.

In preparing the Funds’ financial statements, including those of JFR, the Adviser considered the requirements of ASC 250-10-50-5, and determined that disclosure for the change in valuation technique from a bid to mid pricing convention for CMBS, CMOs and CLOs was not required. The Adviser also considered the requirements of ASC 820-10-50-2 and determined that the change in valuation technique, and the reasons for making the change, were not material to the Funds’ financial statements and therefore did not require disclosure for the following reasons:

•

As of the periods ended July 31, 2022, and September 1, 2022, a change from bid to mid pricing convention for CMBS, CMOs and CLOs was deemed immaterial to the NAV of JFR, as well as the NAVs of the other Funds, and therefore the Adviser concluded that the change in valuation technique was not required per ASC 820-10-50-2.

•

The valuation disclosure within the Notes to Financial Statements does not describe in detail the valuation techniques used for individual securities or sub-asset types as there is expected to be some variability depending on the facts and circumstances relevant for individual securities, but rather discloses the overall valuation methodology and factors considered in how fair value estimates are determined.

•

The inputs and assumptions of such valuation techniques used in determining both the bid and mid prices for securities are substantially the same and the use of both bid and mid pricing conventions is reasonable for determining the fair value of these securities held in JFR, as well as the other Funds, which have been applied consistently.

•

The use of bid or mid pricing conventions is but one factor considered by the Adviser when determining the fair value of securities. Other considerations include but are not limited to: the pricing services used by the Fund, price exception reviews including price tolerance reports comparing the current day’s price with the prior day’s price, acid test reports comparing executed trade levels with the pricing vendor’s price, price comparison reports comparing the primary pricing vendor’s price with that of secondary or alternative pricing vendors, and unchanged price reports, for example.

Mr. John Kernan, Esq. April 1, 2024 Page 3

For the reasons set forth above, the Adviser’s response to Item B.20 of Form N-CEN should have been “No” with respect to JFR, as well as the other Funds.

2.

Comment: The SEC Staff notes that disclosure included in the Notes to Financial Statements titled “6. Fund Shares” states that the fair value of JFR’s Taxable Fund Preferred Shares (“TFPs”) while in Variable Rate Mode (“VRM”) are expected to approximate their liquidation preference. Please describe the impact of heightened interest rate and spread volatility on the fair value of TFPs during the fiscal year ended July 31, 2023. In your response, please (a) describe the valuation procedures undertaken to assess the fair value of the TFPs and provide the results in dollars of the Adviser’s determination of the fair value of the TFPs as of January 31, 2023, and July 31, 2023, and (b) explain the omission of disclosure required by ASC 820-10-50-2E, which is applicable to assets and liabilities not measured at fair value in the Statement of Assets and Liabilities but for which fair value is disclosed, and includes disclosure of leveling valuation techniques and inputs.

Response: TFPs while in VRM (“TFP-VRM”) are variable rate securities that pay a monthly dividend which is determined by a fixed spread (e.g., 1.00%) plus a short-term index (i.e., Secured Overnight Financing Rate (SOFR)). The “holding or commitment period” of a TFP-VRM is typically very short. The holding period is initially two years and eventually converts to a 60-day Evergreen tenor, meaning so long as either party does not initiate a tenor maturity date, the period will reset to a constant 60 days each day.

The Adviser determined that fair value of a TFP-VRM is equivalent to the liquidation preference of a TFP-VRM for the following reasons:

•

Variable rate: The variable rate on the security negates the impact of market interest rates. Because the base rate used to calculate that month’s dividend rate resets each month, it is largely immune to changes in overall interest rates. The dividend rate paid will either increase or decrease each month based upon the then-current on-market rate.

•

Credit Spread: The initial valuation of TFP-VRM is largely based upon an on-market credit spread. Since the inception of TFP-VRM, the credit spread has been stable and remained within a 0.05% to 0.15% range. A differential of 15 basis points for an entire year would only change the valuation by ~0.1% (i.e., 99.9% or 100.1%). An on-market credit spread would only materially change in the event of material risk of non-payment of liquidation preference (i.e., “default”). Additionally, TFP-VRM have kept a category rating of AA from

Mr. John Kernan, Esq. April 1, 2024 Page 4

Nationally Recognized Statistical Ratings Organization and maintain overall asset coverage requirements making risk nearly non-existent.

•

Tenor: TFP-VRM do not have a long “tenor/maturity/holding period,” which increases the potential for having greater valuation dispersion. TFP-VRM are very short-dated, meaning that the potential for long periods of time where the current fixed spread does not approximate on-market value is remote. Additionally, under an Evergreen tenor either party has ability to take steps to re-align fixed spreads to on-market value.

For the reasons described above, the Adviser has determined:

(a)

The variance of TFP-VRM’s valuation as of January 31, 2023, and July 31, 2023, was minimal, and, therefore, approximated its liquidation preference of $100,000,000 and $285,000,000, respectively. Because TFP-VRM is a variable rate security, its credit spread reflects minimal overall volatility and the overall holding tenor (if there were a change to “on-market rate”) is short. As such, heightened interest rate and spread volatility did not impact the Adviser’s determination that the fair value of TFP-VRM approximated the liquidation preference during the fiscal periods ended January 31, 2023, and July 31, 2023.

(b)

ASC 820-10-50-2E applies to assets and liabilities not measured at fair value in the Statement of Assets and Liabilities but for which fair value is disclosed. Here, the fair value of a TFP-VRM is equivalent to the liquidation preference of a TFP-VRM, and the liquidation preference of TFP-VRM is disclosed in the Fund’s Statement of Assets and Liabilities. Therefore, TFP-VRM are not subject to the requirements of ASC 820-10-50-2E. However, the Registrant will continue to include the following disclosure immediately below the fair value leveling tables in the “3. Investment Valuation and Fair Value Measurements” section of the Notes to Financial Statements:

The Funds hold liabilities in preferred shares, where applicable, which are not reflected in the tables above. The fair values of the Funds’ liabilities for preferred shares approximate their liquidation preference. Preferred shares are generally classified as Level 2 and further described in these Notes to Financial Statements.

Additionally, on a prospective basis, the disclosure in “6. Fund Shares” within the Notes to Financial Statements for the Funds that hold TFP-VRM, specifically the disclosure describing how TFP Shares may be redeemed, will include a reference to the 60-day Evergreen tenor. In addition, the description of the fair value of TFP-VRM set forth under “6. Fund Shares” will be replaced with the following:

Mr. John Kernan, Esq. April 1, 2024 Page 5

The fair value of TFP Shares while in VRM are expected to approximate their liquidation preference so long as the fixed “spread” on the shares remains roughly in line with the “spread” being demanded by investors on instruments having similar terms in the current market. During the current reporting period, the Adviser determined that the fair value of the shares approximated their liquidation preference.

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6725.

Sincerely,

/s/ Thomas S. Harman
Thomas S. Harman

cc:	K. Michael Carlton, Esq.

E. Scott Wickerham, Vice President and Funds’ Controller (Principal Financial Officer)

John McCann, Vice President and Assistant Secretary of the Funds; Managing Director and Associate General Counsel

Brett E. Black, Chief Compliance Officer and Managing Director of the Funds

Eric Fess, Chapman & Cutler, LLP, Counsel to the Independent members of the Board of Directors/Trustees of the Funds

Robert Zutz, K&L Gates LLP, Counsel to the Independent members of the Board of Directors/Trustees of the Funds

Mr. John Kernan, Esq. April 1, 2024 Page 6

Appendix A

	CIK	File #	Registrant Name	FYE Reviewed

1	0001137887	811-10345	Nuveen Municipal Credit Income Fund	10/31/2023
2	0001083839	811-09297	Nuveen Quality Municipal Income Fund	10/31/2023
3	0001450445	811-22253	Nuveen AMT-Free Municipal Value Fund	10/31/2023
4	0001195737	811-21213	Nuveen AMT-Free Quality Municipal Income Fund	10/31/2023
5	0000830271	811-05488	Nuveen Municipal Income Fund, Inc.	10/31/2023
6	0001793129	811-23489	Nuveen Dynamic Municipal Opportunities Fund	10/31/2023
7	0001266585	811-21449	Nuveen Municipal High Income Opportunity Fund	10/31/2023
8	0001774342	811-23440	Nuveen Municipal Credit Opportunities Fund	10/31/2023
9	0001090116	811-09475	Nuveen AMT-Free Municipal Credit Income Fund	10/31/2023
10	0000812801	811-05120	Nuveen Municipal Value Fund, Inc.	10/31/2023
11	0001861115	811-23669	Nuveen Multi-Asset Income Fund	12/31/2022
12	0001777482	811-23445	Nuveen Enhanced High Yield Municipal Bond Fund	3/31/2023
13	0000897419	811-07484	Nuveen Massachusetts Quality Municipal Income Fund	5/31/2023
14	0000899782	811-07616	Nuveen Missouri Quality Municipal Income Fund	5/31/2023
15	0001607997	811-22967	Nuveen Minnesota Quality Municipal Income Fund	5/31/2023
16	0000897421	811-07490	Nuveen Virginia Quality Municipal Income Fund	5/31/2023
17	0000838131	811-05642	Nuveen Multi-Market Income Fund	6/30/2023
18	0001276533	811-21494	Nuveen Floating Rate Income Fund	7/31/2023
19	0001547994	811-22699	Nuveen Preferred and Income Term Fund	7/31/2023
20	0001176433	811-21137	Nuveen Preferred & Income Securities Fund	7/31/2023
21	0001679033	811-23198	Nuveen Preferred and Income Fund	7/31/2023
22	0001865389	811-23704	Nuveen Variable Rate Preferred & Income Fund	7/31/2023
23	0001227476	811-21333	Nuveen Credit Strategies Income Fund	7/31/2023
24	0001216583	811-21293	Nuveen Preferred & Income Opportunities Fund	7/31/2023